AS&R Productions, LLC

Financial Statements

With Independent Accountant's Review Report

December 31, 2019 and 2018



AS&R Productions, LLC

Table of Contents



KEZOS & DUNLAVY
Certified Public Accountants
& Business Advisors

Independent Accountant's Review Report

To the Members
AS&R Productions, LLC
Henderson, NV

We have reviewed the accompanying financial statements of AS&R Productions, LLC (a Nevada limited liability company), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the members' financial data and making inquiries of the members. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Kezos & Dunlavy

St George, Utah
July 10, 2020

AS&R Productions, LLC
Balance Sheets
As of December 31, 2019 and 2018

		2019		**2018**
Assets				
Current assets				
Cash and cash equivalents	$	125	$	480
Total current assets		125		480
Note receivable		221,016		221,016
Total assets	$	221,141	$	221,496
Liabilities and Members' Equity				
Members' equity	$	221,141	$	221,496
Total liabilities and members' equity	$	221,141	$	221,496

See accompanying notes to the financial statements and independent accountant's review report.

AS&R Productions, LLC
Statements of Operations and Members' Equity
For the years ended December 31, 2019 and 2018

	2019	2018
Interest revenue	$ -	$ 36,000
Operating expenses		
General and administrative	5	45
Professional fees	650	575
Total operating expenses	655	620
Net income (loss)	$ (655)	$ 35,380
Beginning member's equity	$ 221,496	$ 221,016
Member contributions	300	100
Member distributions	-	(35,000)
Net income (loss)	(655)	35,380
Ending member's equity	$ 221,141	$ 221,496

See accompanying notes to the financial statements and independent accountant's review report.

AS&R Productions, LLC
Statements of Cash Flows
For the years ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities		
Net income (loss)	$ (655)	$ 35,380
Net cash provided by (used in) operating activities	(655)	35,380
Cash flows from financing activities		
Contributions from members	300	100
Distributions to members	-	(35,000)
Net cash provided by (used in) financing activities	300	(34,900)
Net change in cash and cash equivalents	(355)	480
Cash and cash equivalents at beginning of period	480	-
Cash and cash equivalents at end of period	$ 125	$ 480
Supplemental disclosures of cash flow:		
Cash paid for interest and taxes	$ -	$ -

See accompanying notes to the financial statements and independent accountant's review report.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

AS&R Productions, LLC (the "Company") was formed on November 8, 2017 in the State of Nevada as a Limited Liability Company for the principle purpose of engaging in the production and financing of a television series. The liability of the members of the Company is limited to the members' total capital contributions.

The Company uses the accrual basis of accounting, and their accounting period is the 12-month period ending December 31 of each year.

(b) Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued the FASB Accounting Standards Codification ("ASC") that became the single official source of authoritative U.S. generally accepted accounting principles ("GAAP"), other than guidance issued by the Securities and Exchange Commission (SEC), superseding existing FASB, American Institute of Certified Public Accountants, emerging Issues Task Force and related literature. All other literature is not considered authoritative. The ASC does not change GAAP; it introduces a new structure that is organized in an accessible online research system.

(c) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with GAAP. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment; valuation allowances for receivables, and estimated recoverability of intangible assets. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with maturities of three months or less at the date of purchase. Also included within cash equivalents are deposits in-transit from banks for payments related to third-party credit card and debit card transactions. As of December 31, 2019 and 2018, the Company had cash and cash equivalents of $125 and $480, respectively.

(e) Long Lived Assets

Long–lived assets, such as notes receivable, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the difference between the carrying amount of the asset and the fair value of the asset.

(f) Income Taxes

The entity is structured as a limited liability company (LLC) under the laws of the Nevada. Accordingly, the income or loss from the Company will be included in the income tax returns of its members. Therefore, there is no provision for federal and state income taxes.

The Company follows the guidance under Accounting Standards Codification ("ASC") Topic 740, Accounting for Uncertainty in Income Taxes. ASC Topic 740 prescribes a more-likely-than-not measurement methodology to reflect the financial statement impact of uncertain tax positions taken or expected to be taken in the tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the shareholders rather than the Company. Accordingly, there would be no effect on the Company's financial statements.

The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2019, the following tax years are subject to examination:

Jurisdiction	Open Years for Filed Returns	Return Filed in 2019
Federal	2017 – 2018	2018
Nevada	2017 – 2018	2018

(g) Financial Instruments

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, long term notes receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for notes payable also approximate fair value because current interest rates and terms offered to the Company for similar debt are substantially the same.

(h) Concentration of Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risks on cash or cash equivalents.

(2) Note Receivable

During the year ended December 31, 2017, the Company entered into an agreement with Let's Get Epic Pilot, LLC ("LGEP") in which the Company agreed to finance the $221,016 budget of a pilot episode for a proposed television series. As part of the note agreement, the Company is to receive simple interest of 20% in addition to a 50% revenue split with LGEP once the note principal and interest is received. As collectability of the interest income is not reasonably assured, the Company has recorded interest revenue when received. During the years ended December 31, 2019 and 2018, the Company recognized interest revenue of $0 and $36,000, respectively.

As of December 31, 2019 and 2018, the outstanding balance on the note receivable was $221,016.

As part of the note agreement, the Company received a warrant for a 5% membership interest of Let's Get Epic, LLC ("LGE"), a new entity to be formed to produce the first season of the proposed television series. In addition, the Company has the right to purchase additional 3% of LGE. Due to the uncertain nature of the new entity, the Company has not valued the attached warrant as of December 31, 2019 and 2018.

AS&R Productions, LLC

Notes to the Financial Statements

December 31, 2019 and 2018

(3) Commitments and Contingencies

The Company may be subject to various claims, legal actions and complaints arising in the ordinary course of business. In accounting for legal matters and other contingencies, the Company follows the guidance in ASC Topic 450 Contingencies, under which loss contingencies are accounted for based upon the likelihood of incurrence of a liability. If a loss contingency is "probable" and the amount of loss can be reasonably estimated, it is accrued. If a loss contingency is "probable" but the amount of loss cannot be reasonably estimated, disclosure is made. If a loss contingency is "reasonably possible," disclosure is made, including the potential range of loss, if determinable. Loss contingencies that are "remote" are neither accounted for nor disclosed.

In the opinion of management, all matters are of such kind, or involve such amounts that unfavorable disposition, if any, would not have a material effect on the financial position of the Company.

(4) Subsequent Events

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain.

On April 24, 2020, the Company purchased all inventory, trademarks, and trade names belonging to Let's Get Epic Pilot, LLC for the purchase price of $2.

Management has reviewed and evaluated subsequent events through July 10, 2020, the date on which the financial statements were issued.